================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-0
[_] Form N-SAR

          For period Ended:    December 31, 2004
          [_] Transition Report on Form 10-K
          [_] Transition Report on Form 10-Q
          [_] Transition Report on Form 20-F
          [_] Transition Report on Form N-SAR
          [_] Transition Report on Form 11-K
          For the Transition Period Ended: -------------------------------------

     Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

================================================================================

PART I. REGISTRANT INFORMATION

Full name of registrant:
                         AMCOL International Corporation
              -----------------------------------------------------

Former name, if applicable:
                                       N/A
              -----------------------------------------------------

Address of principal executive office (Street and number)
              One North Arlington, 1500 West Shure Drive, Suite 500
              -----------------------------------------------------

City, State and Zip Code:
                     Arlington Heights, Illinois 60004-7803
              -----------------------------------------------------

PART II. RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

As disclosed in the Current Report on Form 8-K filed by the Company on March 15, 2005, the Company has determined that it is necessary to restate its financial statements for the quarter ended September 30, 2004 contained in its quarterly report on Form 10-Q, as amended, for such period and to revise its previously-released unaudited results for the fourth quarter and year ended December 31, 2004 contained in the Company's press release dated January 18, 2005. As further described in such Current Report, the restatement and revision are required because of the understatement of net income reported in its third quarter 2004 financial statements due to the failure to recognize expected federal income tax refunds relating to certain deductions and credits and the failure to make certain adjustments to deferred income tax assets and income taxes payable by a wholly-owned Company subsidiary in the United Kingdom. In addition, the Company is increasing retained earnings in its third quarter 2004 financial statements due to the failure to recognize expected federal income tax refunds relating to certain state tax deductions and the above-referenced adjustments to deferred income tax assets and income taxes payable in the United Kingdom.

As a result of the time and resources being devoted by the Company's management to the restatement of the Company's financial statements for the quarter ended September 30, 2004, the Company has been unable to devote sufficient resources to timely provide to KPMG LLP, its independent registered public accounting firm, all materials necessary to complete the audit of the Company's financial statements for the year ended December 31, 2004. Although the Company is diligently working with KPMG LLP in the performance of its audit, it recently became clear that the Company will not be able to file its Annual Report on Form 10-K in a timely manner. Accordingly, the Company is filing this Form 12b-25 to report the delay in filing its Annual Report on Form 10-K. The Company expects that it will file its Form 10-K on or prior to March 31, 2005.

PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

Lawrence E. Washow      (847)           394-8730
------------------   -----------   ------------------
      (Name)         (Area code)   (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s). [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto and incorporated herein by reference.

                         AMCOL International Corporation
                  --------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2005                                 By: /s/ Lawrence E. Washow.
                                                         -----------------------
                                                         Lawrence E. Washow

                                    EXHIBIT A

                         AMCOL International Corporation
                          Unaudited Fianancial Results

FOURTH QUARTER 2004

Income from continuing operations was $6.3 million, or $0.20 per diluted share, for the fourth quarter of 2004 compared with $4.6 million, or $0.15 per diluted share, in the prior year period. As compared with the prior year's fourth quarter, the 2004 fourth quarter was positively impacted by approximately $0.04 per diluted share from continuing operations due to a lower effective income tax rate. This release should be read in conjunction with the attached unaudited condensed consolidated financial statements, including the footnote detailing the reclassification of certain amounts for the 2003 periods to conform to the current year presentation.

Net sales in the fourth quarter of 2004 were $111.6 million compared to $93.6 million for the same period in 2003. Operating profit was $7.1 million compared to $6.4 million in the fourth quarters of 2004 and 2003, respectively.

Net income was $6.3 million, or $ 0.20 per diluted share, for the fourth quarter of 2004 compared with $13.6 million, or $0.44 per diluted share, in the prior year period. The 2003 fourth quarter included $8.9 million of income from discontinued operations, or $0.29 per diluted share.

FISCAL 2004

Income from continuing operations for 2004 was $31.8 million, or $1.03 per diluted share, compared with $19.9 million, or $0.67 per diluted share, for the prior year. Weighted average common and common equivalent shares increased by 3 percent from 2003. Net sales were $458.5 million for the year ended December 31, 2004, compared with $372.0 million in the prior year. Operating profit was $35.9 million in 2004 compared with $28.9 million in 2003.

Net income for 2004 was $31.8 million, or $1.03 per diluted share, compared with $28.9 million or $0.97 per diluted share, for the prior year. Net income for 2003 includes $8.9 million of income from discontinued operations, or $0.30 per diluted share. This income resulted from income tax benefits relating to the Company's discontinued U.K. metalcasting business that was sold in 2001.

SEGMENT DISCUSSIONS

Minerals

The minerals segment, which accounted for approximately 57 percent of consolidated net sales for 2004, reported a sales increase of 21 percent, and a 29 percent increase in operating profit. Fourth quarter sales and operating profits for the minerals segment were up 13 percent and down 1 percent, respectively.

Environmental

The Company's environmental segment, which accounted for approximately 37 percent of AMCOL's consolidated net sales for 2004, registered an operating profit of $20.8 million compared with an operating profit of $17.9 million in 2003, on a sales increase of 30 percent.

Transportation

AMCOL's transportation operations, which accounted for approximately 9 percent of the Company's consolidated net sales, including inter-segment shipping revenue, reported an 8 percent increase in sales for the year compared to 2003. Operating profit for 2004 was up 11 percent over the prior year.

FINANCIAL OVERVIEW

Total long-term and short-term debt amounted to $34.3 million at December 31, 2004, compared with $9.0 million at December 31, 2003. Debt was 14 percent of total capitalization as of December 31, 2004, compared with 4.7 percent as of December 31, 2003. Cash and cash equivalents were $17.6 million at the end of 2004 compared with $13.5 million in 2003.

For the year 2004, general, selling and administrative expenses were 17 percent of net sales compared with 18 percent in 2003. In the fourth quarter, general, selling and administrative expenses for the environmental segment were reduced by approximately $1.2 million due to a change in the estimate of a long-term incentive compensation accrual. Also in this quarter, as further detailed in the unaudited financial statements accompanying this earnings release, the Company changed its classification of commissions earned by independent sales representatives from a sales deduction to general, selling and administrative expenses.

Net interest expense for 2004 was $0.8 million compared with $0.3 million in the previous year.

Shares outstanding at December 31, 2004, were approximately 29.4 million compared with approximately 29.1 million at December 31, 2003. Weighted average common and common equivalent shares outstanding increased by 3 percent for the full year and remained the same during the fourth quarter of 2004.

For the year, the Company repurchased approximately 183 thousand shares of its common stock at an aggregate cost of $2.9 million, or an average price of $15.70 per share. Approximately $10 million remains available in the stock repurchase program approved by the Board of Directors in May 2004.

The discussion of revised financial results contained in this exhibit has been prepared by management and represents management's preliminary assessment of the revised results and has not been audited or approved by KPMG LLP. Audited financial results for the year ended December 31, 2004 will be included in the Company's Annual Report on Form 10-K.